Exhibit 99.2

Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format

Index

Glossary
Separate Condensed Interim Financial Statements
Separate Statements of Comprehensive Income
Separate Statements of Financial Position
Separate Statements of Changes in Equity
Separate Statements of Cash Flows
Notes to the Separate Condensed Interim Financial Statements
Review Report of the Separate Condensed Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
GBP	Sterling pound
CAD	Canadian dollar
The Company	Aeropuertos Argentina 2000 S.A.
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Acronym for payment in kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Separate Condensed Interim Financial Statements

For the six-month period of the

Fiscal Year N° 28 commenced January 1, 2025

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:
	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Separate Statement of Comprehensive Income

For the three and six month periods ended at June 30, 2025 and 2024

		Three months at		Six months at
		06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Note	Millions of $
Continuous Operations
Sales income	3	275,395	235,102	555,696	549,315
Construction income		28,679	47,120	51,719	94,884
Cost of service	4.1	(181,522)	(158,923)	(361,353)	(330,887)
Construction costs		(28,599)	(47,047)	(51,551)	(94,725)
Income for gross profit for the period		93,953	76,252	194,511	218,587
Distribution and selling expenses	4.2	(18,362)	(14,654)	(34,852)	(32,631)
Administrative expenses	4.3	(14,406)	(10,713)	(28,766)	(22,306)
Other income and expenses, net	5.1	4,991	5,090	7,436	10,671
Operating profit for the period		66,176	55,975	138,329	174,321
Finance Income	5.2	12,693	(16,478)	11,142	(126,114)
Finance Costs	5.3	(46,033)	64,693	(38,322)	489,570
RECPAM		(2,820)	(3,312)	(5,245)	(25,934)
Result from exposure to changes in the purchasing power of the currency		763	(879)	774	(2,068)
Income before income tax		30,779	99,999	106,678	509,775
Income tax	5.4	(2,749)	(49,335)	(33,014)	(207,507)
Income for the period for continuous operations		28,030	50,664	73,664	302,268
Net Income for the period		28,030	50,664	73,664	302,268
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		28,030	50,664	73,664	302,268

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		108.2239	195.6139	284.4170	1,167.0579

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Separate Statements of Financial Position

At June 30, 2025 and December 31, 2024

		06.30.2025	12.31.2024

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method	6	2,460	1,686
Intangible Assets	7	2,223,993	2,258,208
Rights of use		3,705	5,094
Other receivables		57,572	50,682
Investments		41,035	57,359
Total Non-Current Assets		2,328,765	2,373,029
Current Assets
Other receivables	9.1	17,087	26,237
Trade receivables, net	9.2	101,744	108,247
Investments	9.3	55,040	25,660
Cash and cash equivalents	9.4	143,252	121,657
Total Current Assets		317,123	281,801
Total Assets		2,645,888	2,654,830
Shareholders’ Equity and Liabilities
Equity attributable to majority shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		159,033	159,033
Legal and facultative reserve		1,193,885	857,119
Retained earnings		73,664	336,644
Subtotal		1,426,978	1,353,192
Liabilities
Non-Current Liabilities
Provisions and other charges	11	6,185	8,333
Financial debts	8	608,974	644,437
Deferred income tax liabilities		382,024	349,010
Lease liabilities		1,005	2,436
Accounts payable and others	9.5	1,007	1,116
Total Non- Current Liabilities		999,195	1,005,332
Current Liabilities
Provisions and other charges	11	17,762	51,314
Financial debts	8	83,729	96,494
Lease liabilities		3,168	3,129
Accounts payable and others	9.5	102,587	131,580
Fee payable to the Argentine National Government	10	12,469	13,789
Total Current Liabilities		219,715	296,306
Total Liabilities		1,218,910	1,301,638
Total Shareholder’s Equity and Liabilities		2,645,888	2,654,830

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Separate Statements of Changes in Equity

At June 30, 2025 and 2024

	Attributable to majority shareholders
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total Equity

	In millons of $
Balance at 01.01.25	259	137	159,033	31,840	820,397	4,882	336,644	1,353,192
Resolution of the Assembly of April 29, 2025 – Constitution of reserves (note 15)	-	-	-	-	336,644	-	(336,644)	-
Compensation plan	-	-	-	-	-	122	-	122
Net Income for the period	-	-	-	-	-	-	73,664	73,664
Balance at 06.30.2025	259	137	159,033	31,840	1,157,041	5,004	73,664	1,426,978

Balance at 01.01.24	259	137	159,983	31,860	900,933	4,545	23,759	1,121,476
Resolution of the Assembly of April 24, 2024 – Constitution of reserves (note 15)	-	-	-	147	23,612	-	(23,759)	-
Compensation plan	-	-	-	-	-	124	-	124
Net Income for the period	-	-	-	-	-	-	302,268	302,268
Balance at 06.30.2024	259	137	159,983	32,007	924,545	4,669	302,268	1,423,868

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Separate Statements of Cash Flow

For the six-month periods ended at June 30, 2025 and 2024

		06.30.2025	06.30.2024

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		73,664	302,268
Adjustment for:
Income tax		33,014	207,507
Amortization of intangible assets	4/7	81,883	59,362
Depreciation right of use	4	1,389	1,397
Bad debts provision	4	3,002	2,218
Specific allocation of accrued and unpaid income		12,469	10,949
Income of investments accounted for by the equity method	6	(774)	2,068
Compensation plan		122	124
Accrued and unpaid financial debts interest costs	8	25,718	34,990
Accrued deferred revenues and additional consideration	11	(10,399)	(10,546)
Accrued and unpaid Exchange differences		12,664	(383,237)
Litigations provision	11	1,083	524
Inflation Adjustment		(11,133)	(62,266)
Changes in operating assets and liabilities:
Changes in trade receivables		(10,864)	(22,829)
Changes in other receivables		(7,477)	(19,223)
Changes in commercial accounts payable and others		(11,492)	26,545
Changes in provisions and other charges		3,158	6,469
Changes in specific allocation of income to be paid to the Argentine National State		(11,959)	(9,644)
Increase of intangible assets		(47,668)	(94,884)
Net cash Flow generated by operating activities		136,400	51,792
Cash Flow for investing activities
Acquisition of investments		(28,080)	(14,401)
Collection of investments		16,219	3,483
Net Cash Flow applied to investing activities		(11,861)	(10,918)
Cash Flow from financing activities
New Financial debts	8	109	-
Payment of leases		(1,607)	(1,987)
Financial debts paid- principal	8	(47,817)	(48,215)
Financial debts paid- interests	8	(34,105)	(32,025)
Payment of dividends		(29,567)	-
Net Cash Flow applied to financing activities		(112,987)	(82,227)
Net Increase / (Decrease) in cash and cash equivalents		11,552	(41,353)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		121,657	182,325
Net increase / (decrease) in cash and cash equivalents		11,552	(41,353)
Inflation adjustment generated by cash and cash equivalents		11,932	50,426
Foreign Exchange differences by cash and cash equivalents		(1,889)	(50,052)
Cash and cash equivalents at the end of the period		143,252	141,346

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the parties' request, the procedural deadlines for the aforementioned legal action are suspended until August 11, 2025.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

NOTE 2 – ACCOUNTING POLICIES

These Separate Condensed Interim Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on August 6, 2025.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

The CNV (NSC in English), through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Individual Interim Financial Statements of the Company for the six-month period ended June 30, 2025 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the company's consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Separate Condensed Interim Financial Statements of AA2000 as of June 30, 2024 and the Consolidated Financial Statements at December 31, 2024, timely approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2025, based on the application of IASB 29 (see Note 3.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At June 30, 2025, the Company has participation in the following controlled companies (hereafter the Group):

	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 06.30.2025

Controlled (1)			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,383	374	1,373
Cargo & Logistics SA.	1,614,687	98.63%	-	-	-
Paoletti América S.A.	6,000	50.00%	1	-	1
Texelrío S.A.	84,000	70.00%	1,551	400	1,086
Villalonga Furlong S.A (3)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Individual Separate Financial Statements as of December 31, 2024.

5) Changes in accounting policies and disclosures

There were no additional changes in the Group's accounting policies based on the effective application standard issued by the IASB as of January 1, 2025.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these, Separate Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2024.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of these Separate Consolidated Interim Financial Statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Separate Consolidated Interim Financial Statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (NSC) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of June 30, 2025, the price index amounted to 8,871.3479, with inflation for the six-month period of 12.8% and year-on-year of 39.7%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2025. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2025, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2025, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to ANB, and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the six-month period ended at June 30, 2025 was a loss of $33,014 million.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment (Contd.)

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $79,219 million, because as of June 30, 2025, the variation of the CPI for the period of 36 months at the end of fiscal year 2025 will exceed 100%.

NOTE 3 - SALES INCOME

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Air station use rate	133,151	115,274	288,830	285,501
Landing fee	11,911	11,655	23,894	27,734
Parking fee	3,683	4,093	8,141	10,307
Total aeronautical income	148,745	131,022	320,865	323,542
Total non-aeronautical income	126,650	104,080	234,831	225,773
Total	275,395	235,102	555,696	549,315

As of June 30, 2025 and 2024, "over the time" income from contracts with customers for the six-month periods was $467,235 million and $461,142 million, respectively.

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

4.1. Sales Cost

	Three months at		Six months at
	06.30.2024	06.30.2025	06.30.2024	06.30.2025

	Millions of $
Specific allocation of income	40,664	34,685	82,113	81,257
Airport services and maintenance	42,849	39,209	83,531	70,530
Amortization of intangible assets	40,900	30,178	79,613	58,850
Salaries and social charges	40,821	40,758	85,202	91,014
Fee	1,613	3,224	3,840	4,687
Utilities and fees	5,160	5,172	11,200	10,913
Taxes	1,583	1,057	2,993	2,781
Office expenses	4,536	3,748	8,745	9,027
Insurance	10	203	26	431
Others	2,684	-	2,701	-
Depreciation rights of use	702	689	1,389	1,397
Total	181,522	158,923	361,353	330,887

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

4.2. Distribution and marketing expenses

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Airport services and maintenance	368	-	368	-
Amortization of intangible assets	89	2	199	5
Salaries and social charges	873	84	1,781	193
Fee	169	27	347	27
Utilities and fees	4	1	6	1
Taxes	13,638	11,709	27,063	27,797
Office expenses	85	19	215	35
Advertising	1,425	1,681	1,871	2,355
Provision for bad debts	1,711	1,131	3,002	2,218
Total	18,362	14,654	34,852	32,631

4.3. Administrative expenses

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Airport services and maintenance	502	412	775	674
Amortization of intangible assets	1,020	256	2,071	507
Salaries and social charges	6,836	4,823	14,441	10,990
Fee	1,199	1,007	2,093	2,322
Public services and fees	49	-	49	-
Taxes	1,698	1,624	3,633	3,539
Office expenses	2,361	2,166	4,163	3,535
Insurance	557	140	1,196	278
Fees to the Board of Directors and the Supervisory Committee	184	285	345	461
Total	14,406	10,713	28,766	22,306

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 5 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

5.1 Other net incomes and expenses

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Trust for Strengthening	6,777	5,781	13,685	13,542
Other	(1,786)	(691)	(6,249)	(2,871)
Total	4,991	5,090	7,436	10,671

5.2. Finance Income

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Interest	5,944	10,890	12,230	27,186
Foreign Exchange differences	6,749	(27,368)	(1,088)	(153,300)
Total	12,693	(16,478)	11,142	(126,114)

5.3 Finance Expenses

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Interest	(13,059)	(17,246)	(27,155)	(37,768)
Foreign Exchange differences	(32,974)	81,939	(11,167)	527,338
Total	(46,033)	64,693	(38,322)	489,570

5.4 Income Tax

	Three months at		Six months at
	06.30.2025	06.30.2024	06.30.2025	06.30.2024

	Millions of $
Deferred	(2,749)	(49,335)	(33,014)	(207,507)
Total	(2,749)	(49,335)	(33,014)	(207,507)

NOTE 6 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	06.30.2025	06.30.2024

	Millions of $
Initial balance	1,686	4,057
Income from investments accounted for by the equity method	774	(2,068)
Balance at June 30	2,460	1,989

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 7 - INTANGIBLE ASSETS

		06.30.2025	06.30.2024

	Note	Millions of $
Original values:
Initial Balance		3,781,874	3,618,498
Acquisitions of the period		51,719	94,884
Declines of the period		(6,841)	-
Balance at June 30		3,826,752	3,713,382

Accumulated Amortization:
Initial Balance		(1,523,666)	(1,405,870)
Acquisitions of the period	4	(81,883)	(59,362)
Declines of the period		2,790	-
Balance at June 30		(1,602,759)	(1,465,232)
Net balance at June 30		2,223,993	2,248,150

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	06.30.2025	06.30.2024

	Millions of $
Initial Balance	740,931	1,319,415
New financial debts	109	-
Financial debts paid	(81,922)	(80,240)
Accrued interest	25,718	34,990
Foreign Exchange differences	7,701	(504,464)
Inflation adjustment	166	7,890
Total Net Balance at June 30	692,703	777,591

8.2 Breakdown of financial debt

	06.30.2025	12.31.2024

Non-current Financial Debts	Millions of $
Negotiable Obligations	609,647	645,395
Cost of issuance of NO	(673)	(958)
	608,974	644,437

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt (Contd.)

	06.30.2025	12.31.2024

Current Financial Debts	Millions of $
Bank borrowings	8,243	12,179
Negotiable Obligations	75,791	84,694
Cost of issuance of NO	(305)	(379)
	83,729	96,494
	692,703	740,931

As of June 30, 2025 and December 31, 2024, the fair value of the financial debt amounts to $624,631 million and $738,103 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Separate Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2024.

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 06.30.2025	Capital in U$S at 12.31.2024
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S	400.0	8.8	11.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875	% (5)	U$S	306.0	31.6	40.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	56.5	62.0
Class V (3)	02.2022		02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		U$S (6)	36.0	-	27.1
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S (6)	32.7	22.9	22.9
Class X (3)	07.2023		07.2025	0.000%		U$S (6)	25.1	17.9	17.9
Class XI (3)	12.2024		12.2026	5.500%		U$S (7)	28.8	28.8	28.8

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of June 30, 2025, the Company complies with financial covenants.

As of June 30, 2025, the Company fully canceled Class VI Bonds.

As of June 30, 2025, the Company holds Class IX and Class X Bonds in its portfolio totaling US$17 million.

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 06.30.2025 (2)	Capital at 12.31.2024 (2)
ICBC - Dubái Branch	07.2022	10.2025	SOFR+ 7.875%(2)	U$S	10.0	6.7	10.00

(1) Balances in the original currency of the financial instrument.

(2) Plus applicable withholding tax.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		06.30.2025	12.31.2024

	Note	Millions of $
Trust for Strengthening	10.1	55,764	50,169
Others		1,808	513
Total		57,572	50,682

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.1 Other receivables (contd.)

9.1.2 Other current receivables

		06.30.2025	12.31.2024

	Note	Millions of $
Expenses to be recovered		3,080	2,774
Related parties	10.1	2,089	2,645
Tax credits		10,720	18,023
Prepaid Insurance		1,192	2,774
Others		6	21
Total		17,087	26,237

9.2 Trade receivables

		06.30.2025	12.31.2024

	Note	Millions of $
Trade receivables		107,744	114,475
Related parties	10.1	1,955	1,567
Checks-postdated checks		4,519	2,992
Subtotal sales credits		114,218	119,034
Provision for bad debts		(12,474)	(10,787)
Total		101,744	108,247

9.2.1 Changes in Bad Debt Provisions

		06.30.2025	12.31.2024

	Note	Millions of $
Initial balance		10,787	15,450
Increases of the period	4.2	3,002	2,218
Foreign exchange difference		1,040	(183)
Applications of the period		(769)	(46)
Inflation adjustment		(1,586)	(7,212)
Bad Debts provisions at June 30		12,474	10,227

9.3 Investments

9.3.1 Non-current investments

		06.30.2025	12.31.2024

	Note	Millions of $
Negotiable obligations		39,659	51,050
Negotiable obligations of related companies	10.1	1,376	4,093
Other financial assets		-	2,216
Total		41,035	57,359

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.3 Investments (Contd.)

9.3.2 Current investments

		06.30.2025	12.31.2024

	Note	Millions of $
Negotiable Obligations		35,661	16,591
Negotiable obligations of related companies	10.1	2,751	-
Other financial assets		16,628	9,069
Total		55,040	25,660

9.4 Cash and cash equivalents

		06.30.2025	12.31.2024

	Note	Millions of $
Cash and funds in custody		94	165
Banks	13	32,502	94,525
Checks not yet deposited		755	555
Term deposits and others		109,901	26,412
Total		143,252	121,657

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	06.30.2025	12.31.2024

	Millions of $
Suppliers	1,007	1,116
Total	1,007	1,116

9.5.2 Commercial accounts payable and other current

		06.30.2025	12.31.2024

	Note	Millions of $
Suppliers		48,996	61,594
Foreign suppliers		5,755	10,194
Debts with Related Parties	10.1	8,129	6,202
Salaries and social security liabilities		32,321	45,844
Other fiscal debts		7,386	7,746
Total		102,587	131,580

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at June 30, 2025 and December 31, 2024 are as follows:

	06.30.2025	12.31.2024

Other receivables	Millions of $
Other related companies	2,089	2,645
Total	2,089	2,645

	06.30.2025	12.31.2024

Trade receivables	Millions of $
Other related companies	1,955	1,567
Total	1,955	1,567

	06.30.2025	12.31.2024

Investments	Millions of $
Other related companies - non current	1,376	4,093
Other related companies - current	2,751	-
Total	4,127	4,093

	06.30.2025	12.31.2024

Accounts payable and other	Millions of $
Servicios y Tecnología Aeroportuarios S.A.	3	-
Texelrio S.A.	1,667	1,018
Other related companies	6,459	5,184
Total	8,129	6,202

	06.30.2025	12.31.2024

Provisions and other charges	Millions of $
Corporación América S.A.U. – Dividends to be paid	-	15,649
Total	-	15,649

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of June 30, 2025, and December 31, 2024, are as follows:

		06.30.2025	12.31.2024

	Note	Millions of $
Debt - Specific Allocation of Income		12,469	13,789
Debt - Dividends to be paid	11	-	14,279
Credit - Strengthening Trust (1)		55,764	50,169

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the six-month periods ended June 30, 2025 and 2024 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $2,305 million and $2,668 million, respectively.

With Texelrío S.A. For maintenance at the airports, the Company has allocated $5,011 million and $1,240 million to the cost, respectively.

The Company has allocated to the cost $4,234 million and $3,158 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $1,653 million and $1,384 million to the cost, respectively.

The Company has allocated to the cost $1,113 million and $888 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $3,304 million and $2,637 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $589 million and $1,136 million to the cost, respectively.

The Company has recorded commercial income of $939 million and $1,182 million with Duty Paid S.A., respectively.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $1,318 million and $868 million for the six-month periods ended at June 30, 2025 and 2024, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	Note	At 01.01.25	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.25	Total Non Current	Total Current

		Millions of $							In millons of $
Litigations		3,875	1,083	(704)	(516)	26	335	4,099	897	3,202
Deferred Income		15,791	2,711	-	(746)	(8,800)	1,031	9,987	2,278	7,709
Guarantees Received		2,435	(46)	473	(392)	-	687	3,157	-	3,157
Upfront fees from concessionaires		6,008	818	-	-	(1,599)	-	5,227	2,600	2,627
Dividends to be paid	10	29,928	-	(29,567)	(1,482)	-	1,121	-	-	-
Others		1,610	218	-	(215)	(336)	200	1,477	410	1,067
Total 2025		59,647	4,784	(29,798)	(3,351)	(10,709)	3,374	23,947	6,185	17,762

	At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.24	Total Non Current	Total Current

	Millions of $							In millons of $
Litigations	6,580	524	(513)	(3,010)	-	430	4,011	1,825	2,186
Deferred Income	35,557	6,347	-	(11,671)	(9,355)	1,499	22,377	4,044	18,333
Guarantees Received	4,542	6	-	(1,898)	-	142	2,792	-	2,792
Upfront fees from concessionaires	7,053	972	-	-	(1,191)	-	6,834	4,411	2,423
Others	4,609	3	-	(2,101)	(345)	366	2,532	1,212	1,320
Total 2024	58,341	7,852	(513)	(18,680)	(10,891)	2,437	38,546	11,492	27,054

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2025		Foreign exchange rates	Amount in local currency at 06.30.2025	Amount in local currency at 12.31.2024
Assets
Current Assets
Cash and cash equivalents	U$S	76	1,196	90,739	94,025
Net trade receivables	U$S	50	1,196	60,210	81,716
Investments	U$S	46	1,196	55,039	25,659
Total current assets				205,988	201,400

Non-Current Assets
Investments	U$S	34	1,196	41,034	53,883
Total Non-Current Assets				41,034	53,883
Total Assets				247,022	255,283

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	1,205	2,097	31,917
Financial debts	U$S	70	1,205	84,034	96,873
Lease liabilities	U$S	3	1,205	3,168	3,129
Commercial accounts payable and others	U$S	19	1,205	22,606	28,798
	EUR	2	1,420.213	2,602	2,765
	GBP	-	1,655.188	1	-
	CAD	-	884,6634	89	45
Total current liabilities				114,597	163,527

Non-Current Liabilities
Provisions and other charges	U$S	1	1,205	1,308	2,433
Financial debts	U$S	506	1,205	609,647	645,395
Lease liabilities	U$S	1	1,205	1,005	2,436
Commercial accounts payable and others	U$S	1	1,205	1,007	1,106
Total non-current liabilities				612,967	651,370
Total liabilities				727,564	814,897
Net liability position				480,542	559,614

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

In addition to what is set forth in notes 1 and 6, within current assets as of June 30, 2025 and December 31, 2024, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $6,246 million and $5,499 million, respectively.

NOTE 14 - CAPITAL STOCK

At June 30, 2025 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. OF APRIL 24, 2024 AND APRIL 29, 2025 (presented in $ in currency as of the date of the meetings)

At the special ordinary general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, it is allocated as follows:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and
(ii)	The balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary general meeting held on October 31, 2024, it was resolved: (i) to rectify the resolution reached at the meeting held on April 24, 2024, and to restate the result of the fiscal year, which as of December 31, 2023, amounted to $9,406,678,415 due to the General Level Consumer Inflation Index for the month of March, which amounted to 51.62%. Said result, re-expressed as of the date of the detailed meeting, for an amount of $14,262,583,889, was resolved to be allocated as follows: (i) $102,181,288 to the establishment of the legal reserve, up to 20% of the adjusted share capital; and (ii) the balance of $14,160,402,601.20 to establish a voluntary reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Having rectified the results for the fiscal year as of April 24, and the shareholders' intention to distribute dividends, at the shareholders' meeting held on October 31, 2024, it was resolved to restate the amount of the voluntary reserve again, this time as of September 30, 2024. The inflation index as of September amounted to 101.58%. Consequently, the amount of the voluntary reserve restated as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the optional reserve up to the equivalent of US$80,000,000 in pesos, equivalent to $79,200,000,000, calculated at the selling exchange rate published by the Banco de la Nación Argentina at the close of business on October 30, 2024, and to distribute dividends to shareholders in proportion to their respective shareholdings in the Company.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. OF APRIL 24, 2024 AND APRIL 29, 2025 (presented in $ in currency as of the date of the meetings) (Contd.)

At the ordinary and special general meeting of classes A, B, C, and D held on April 29, 2025, it was resolved:

(i)	to restate the positive result for the fiscal year, which as of December 31, 2024, amounted to the general CPI index accumulated through March, resulting in an adjusted result of $316,986,187,842;

(ii)	that the restated result be used to establish an optional reserve for the execution of future works plans and for the payment of future dividends, if applicable.

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	30.06.2025	30.06.2024
Income for the period (in millions of $)	73,664	302,268
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	284.4170	1,167.0579

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Interim Separate Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Separate Financial Statements in note 20. Inflation for the first semester of 2025 and the year-over-year inflation rate are indicated in Note 3, the quarterly devaluation was 7,4%.

As of the date of these financial statements, there were no significant changes in exposure to market risk, exchange rate risk, interest rate risk, credit risk, or liquidity risk compared to those reported in the annual financial statements closed as of December 31, 2024.

In April 2025, the BCRA implemented measures that made access to the MULC more flexible, allowing resident individuals to acquire foreign currency for hoarding without restrictions on amounts or additional requirements. Furthermore, prepayments on income tax and personal property taxes for these transactions were eliminated. For legal entities, measures were introduced.

Notes to the Separate Condensed Interim Financial Statements

At June 30, 2025 presented in comparative format (Contd.)

NOTE 17 - FINANCIAL RISK MANAGEMENT (Contd.)

Although some specific restrictions and requirements remain in effect.

The Company continues to monitor these regulatory changes and assess their impact on financial risk management to identify potential impacts on its equity and financial position and define the necessary courses of action.

NOTA 18 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

No events and/or transactions have occurred since the end of the period that could significantly affect the Company's financial and equity situation.

REPORT ON REVIEW OF SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the separate condensed interim financial statements

Introduction

We have reviewed the accompanying separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company") which comprise the separate statements of financial position as of June 30, 2025, the separate statements of comprehensive income for the periods of six and three months ended June 30, 2025, changes in equity and cash flows for six-months period ended June 30, 2025 and selected explanatory notes.

Responsibilities of the Board of Directors

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the separate condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these separate condensed interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of separate condensed interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L.
Bouchard 557, 8th floor
C1106ABG - Autonomous City of Buenos Aires, Argentina
T: +(54.11) 4850.0000
www.pwc.com.ar

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the separate condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the International Standard of Accounting 34.

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)            the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be transcribed in the book Inventory and Balance Sheets;

b)            the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)            as of June 30, 2025, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $5,523,996,370, not being payable as of that date.

Autonomous City of Buenos Aires, August 6, 2025.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), which comprise the separate statement of financial position as of June 30, 2025, the separate statements of comprehensive income for the periods of six and three months ended June 30, 2025, of changes in equity and cash flows for the six-months period ended June 30, 2025 and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated August 6, 2025, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2025 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 6, 2025.

__________________
Patricio A. Martin
By Surveillance Committee